Mail Stop 4720   February 4, 2010

Mr. Jay Higham
Chief Executive Officer
IntegraMed America, Inc.
Two Manhattanville Road
Purchase, New York 10577

         Re: IntegraMed America, Inc.
                 Registration Statement on Form S-3
                 Pre-effective amendment no. 1
                 Filed February 4, 2010
                 File No. 333-162276

Dear Mr. Higham:

        We have limited our review of your filing to the following comment and to those
pending issues we have addressed in our comments dated January 14, 2010 pertaining to
your Form 10-K/A for the period ended December 31, 2008. Please note that any
outstanding issues with respect to your Form 10-K must be resolved prior to requesting
acceleration of the effective date of the registration statement.

Summary Compensation Table, page 76

1. Please update the disclosure to include the requested information for 2009.

                              * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

Mr. Jay Higham
IntegraMed America, Inc.
February 4, 2010
Page 2

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven Khadavi, Esq.